Exhibit D

CONFIDENTIAL

TiptreeInc.

November 10, 2025

VIA EMAIL

Veradace Capital Management
3102 Maple Ave, #400
Dallas, Texas 75201
Attention: Alex Vezendan

RE: Response to Letter to Independent Board of Directors

Dear Mr. Vezendan,

On behalf of the Board of Directors (the "Board") of Tiptree Inc. (the "Company"), I write in response to your letter of November 7, 2025. Thank you for your long-standing support of the Company.

We welcome the input of all of our stockholders and the Company has provided your letter to the Board for its review and consideration. I want to reiterate at this time that the Board has been and continues to be mindful of its fiduciary duties and continues to believe that the proposed transaction is advisable and in the best interests of the Company and its stockholders.

Very truly yours,

Michael Barnes, Executive Chairman

cc: Neil Rifkind, Vice President, General Counsel and Secretary (by email)
Siew Kwok, Deputy General Counsel and Chief Compliance Officer (by email)